August 26, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Hallmark Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-11252

Dear Mr. Rosenberg:

On behalf of Hallmark Financial Services, Inc. (the "Company"), set forth below are responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filing set forth in your letter dated July 27, 2008. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Judgments

Reserves for Unpaid Losses and Loss Adjustment Expenses, page 35

1.
It appears that you have significantly revised your estimate of the liability for unpaid policy claims recorded in prior years. Please revise your disclosure to explain the reasons for your change in estimate. For each liability and lines of business, please include the following disclosures:

a.
Identify the years to which the change in estimate relates and disclose the amount of the related liability as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the liability.

b.	Identify the changes in the key assumptions you made to estimate the liability since the last reporting date.
c.
Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d.	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

We acknowledge that we previously commented on this matter in comment one of our June 20, 2006 comment letter. However, we are unsure how the current discussion addresses the change in estimates that occurred during the year ended December 31, 2007.

RESPONSE

The Company will include additional disclosures similar to the following in future filings which reflect significant revisions to loss reserve estimates:

“The $6.4 million, $1.2 million and $2.4 million favorable development in prior accident years recognized in 2007, 2006 and 2005, respectively, represent normal changes in our loss reserve estimates attributable to favorable loss development in each of our segments. In each case, the loss reserve estimates for prior years were decreased to reflect this favorable loss development when the available information indicated a reasonable likelihood that the ultimate losses would be less than the previous estimates.

“The $6.4 million decrease in reserves for unpaid losses and LAE recognized in 2007 was attributable to $3.2 million favorable development on claims incurred in the 2006 accident year, $1.8 million favorable development on claims incurred in the 2005 accident year and $1.4 million favorable development on claims incurred in the 2004 and prior accident years. Our TGA Operating Unit and HGA Operating Unit accounted for $3.7 million and $1.7 million, respectively, of the decrease in reserves for unpaid losses and LAE recognized in 2007. Loss experience data accumulated since our acquisition of the TGA Operating Unit in January, 2006, have been lower than the outside actuary’s estimate initially used to establish loss reserves. In late 2006, our HGA Operating Unit experienced a small number of large, late reported general liability losses from earlier accident years. As a result of this unexpected claim development, we increased our loss reserve estimates for this business at the end of 2006. However, subsequent experience has suggested that the impact of these types of claims will be less significant in more recent accident years than originally anticipated due in part to coverage restrictions implemented commencing in 2003.

“The $1.2 million and $2.4 million favorable development in prior accident years recognized in 2006 and 2005, respectively, were primarily attributable to favorable loss development in our Personal Segment for accident years 2002 through 2004. At the time these loss reserves were initially established, new management was in the process of implementing operational changes designed to improve operating results. However, the effectiveness of these operational changes could not be accurately predicted at that time. As additional data emerged, it became increasingly clear that the actual results from these operational enhancements were developing more favorably than originally projected.“

Consolidated Statement of Cash Flows, page F-7

2.
Please tell us how the changes in receivable for securities and payable for securities were presented in the statement of cash flows. If these changes represent non-cash items please tell us how you have complied with the disclosure requirements of paragraph 32 of SFAS No. 95.

RESPONSE

The “Receivable for securities” separately disclosed in the Consolidated Balance Sheets is for maturities and disposals of investment securities with a trade date as of or before the balance sheet date that subsequently settled for cash in the next period. The change in this balance is reported in the “Proceeds from maturities and redemptions of securities” caption on our Consolidated Statements of Cash Flows in order to properly report the cash amount received during the period.

Similarly, the “Payable for securities” separately disclosed in the Consolidated Balance Sheets is for purchases of investment securities with a trade date as of or before the balance sheet date that subsequently settled for cash in the next period. The change in this balance is reported in the “Purchases of debt and equity securities” caption on our Consolidated Statements of Cash Flows in order to properly report the cash amount paid during the period.

In our Form 10-Q for the quarterly period ended June 30, 2008, we disclosed the changes in these balances as non-cash investing activities on the face of the Consolidated Statements of Cash Flows. We will continue this supplemental disclosure of non-cash investing activities in future filings.

Intangible, F-14

3.
Please provide to us an analysis that supports the amortization period of fifteen years for the customer relationships, citing the factors considered in paragraph 11 of SFAS 142. Further, please disclose your amortization method for your intangible assets and tell us why this method is appropriate in accordance with paragraph 12 of SFAS 142. In so doing, describe the pattern cash flows are expected to be derived from the acquired intangibles.

RESPONSE

The “Customer/agent relationship” intangible asset primarily refers to the relationships with independent agencies acquired with the acquisition in 2006 of the entities comprising the TGA Operating Unit (“TGA”). Our TGA Operating Unit markets and sells its products through the independent agency network which TGA built and maintained. Based on TGA’s recent history prior to the acquisition and the effects of competition and general economic conditions, we estimated the physical account attrition rate to be 10% per year and the annual account revenue growth to be 3%, yielding a net attrition rate of 7%. The inverse of the net attrition rate yielded an estimated useful life of approximately 15 years for this intangible asset. Per paragraph 11 of SFAS 142, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the entity. Our analysis of the net attrition rate demonstrates that the Company expects the acquired agent relationships to contribute directly to future cash flows for approximately 15 years. The Company will continue to monitor its agency relationships to ensure that no significant changes in the attrition rate have occurred that would warrant a revision to the remaining period of amortization.

Per paragraph 12 of SFAS 142, the method of amortization shall reflect the pattern in which the economic benefits are consumed or otherwise used up. If the pattern cannot be reliably determined, a straight-line method shall be used. Our TGA Operating Unit operates in the excess and surplus lines segment of the property and casualty insurance industry. Excess and surplus lines insurance is a specialty segment that provides coverage for difficult to place risks that do not fit the underwriting criteria of insurers operating in the standard market. When the standard markets experience a hard market where underwriting capacity shrinks and premium rates generally increase, more business is driven to the excess and surplus markets. Conversely, when the standard markets experience a soft market where underwriting capacity grows and premium rates generally decrease, more business leaves the excess and surplus markets for the standard markets. The market cycles within the insurance industry along with general economic conditions provide for more volatility within the excess and surplus lines markets than the standard markets. The unpredictability of the market conditions that will drive the cash flows through the agency relationship distribution channel and the specialty nature of the insurance products sold create such volatility in the cash flows that the pattern cannot be reliably determined. Therefore, we are amortizing this asset on a straight line basis over the estimated useful life. We will disclose this straight-line amortization policy for intangible assets in future filings.

In connection with our response to the Staff's comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responds sufficiently to the Staff's comments. If you have any questions concerning the Company's responses, please do not hesitate to contact the undersigned at 817-348-1600.

Very truly yours,

/s/ Jeffrey R. Passmore
Jeffrey R. Passmore
Senior Vice President and Chief Accounting Officer

cc:	Mark J. Morrison, Chief Executive Officer
Cecil R. Wise, General Counsel
Steven D. Davidson, Esq.
Keith Schwarz, CPA